Exhibit 99.369

1500 - 1140 W. Pender street Vancouver, BC V6E 4G1 TEL 604.687.4747 | FAX 604.689.2778

September 28, 2021

British Columbia Securities Commission

Alberta Securities Commission

Ontario Securities Commission

The Manitoba Securities Commission

Securities Office Financial and Consumer Affairs Authority of Saskatchewan

Financial and Consumer Services Commission (New Brunswick)

Government of Newfoundland and Labrador

Financial Services Regulation Division Nova Scotia

Securities Commission Prince Edward Island

Dear Sirs:

Re:	Nextech AR Solutions Corp. (the “Company”)
Notice Pursuant to National Instrument 51-102 - Change of Auditor

As required by the National Instrument 51-102 and in connection with our resignation as auditor of the Company, we have reviewed the information contained in the Company’s Notice of Change of Auditor, dated September 28, 2021 and agree with the information contained therein, based upon our knowledge of the information relating to the said notice and of the Company at this time.

Yours very truly,

DALE MATHESON CARR-HILTON LABONTE LLP

CHARTERED PROFESSIONAL ACCOUNTANTS